Exhibit 99.5

To:	British Columbia Securities Commission
Alberta Securities Commission
	Ontario Securities Commission	30th November 2009

Dear Sirs/Mesdames:

Re: Canplats Resources Corporation: Consent of Howard Steidtmann regarding Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico, September 2009”, and references thereto.

I, Howard Steidtmann, MAusIMM do hereby consent to the public filing of the technical report titled “Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico” prepared for Canplats Resources Corporation and dated October 16, 2009 and amended November 30, 2009, and to extracts from and summaries of the technical report in the news release of Canplats Resources Corporation dated October 19, 2009.

I also confirm that I have read the news release by Canplats Resources Corporation dated October 19, 2009 and that it fairly and accurately represents the information in the technical report that supports the disclosure in the news release dated October 19, 2009.

Dated this 30th day of November, 2009

Signed by Howard Steidtmann (signed copy on file)

Howard Steidtmann, MAuslMM